UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

GFI Group Inc.

(Name of Subject Company)

BGC Partners, L.P.

(Offeror)

BGC Partners, Inc.

(Parent of Offeror)

BGC Holdings, LLC

BGC Holdings, L.P.

BGC GP, LLC

Cantor Fitzgerald, L.P.

CF Group Management, Inc.

Howard W. Lutnick

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

361652 20 9

(CUSIP Number of Class of Securities)

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

Attention: Stephen M. Merkel, Esq.

(212) 610-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: David K. Lam, Esq.

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$687,478,102	$79,885

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 127,487,691 shares of common stock (“Shares”) of GFI Group Inc. (“GFI”) issued and outstanding as of December 2, 2014 as set forth in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended, plus (2) 16,193,862 Shares subject to issuance in respect of Restricted Stock Units outstanding as of June 30, 2014, as set forth in GFI’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2014 (the “Form 10-Q”), plus (3) 6,316 Shares subject to issuance pursuant to exercisable options as of June 30, 2014, as set forth in the Form 10-Q, plus (4) 1,171,879 Shares subject to issuance in respect of contingently issuable shares outstanding as of June 30, 2014, as set forth in the Form 10-Q, less (5) 17,075,464 Shares owned by BGC Partners, L.P.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79,885	Filing Party: BGC Partners, Inc.
Form or Registration No.: Schedule TO (File No. 005-80318)	Date Filed: October 22, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 22, 2014 (as previously amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by BGC Partners, Inc. (“BGC”), a Delaware corporation, and BGC Partners, L.P., a Delaware limited partnership and subsidiary of BGC (the “Purchaser”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GFI Group Inc., a Delaware corporation (“GFI”), at $5.45 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 2014 (as subsequently amended and supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as subsequently amended and restated from time to time) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

As permitted by General Instruction G to Schedule TO, this Amendment No. 8 also amends the Schedule 13D, dated September 3, 2014 (the “Original 13D”) as subsequently amended (as amended, the “Amended 13D”), filed by BGC Partners, L.P., a Delaware limited partnership; BGC Holdings, LLC, a Delaware limited liability company; BGC Holdings, L.P., a Delaware limited partnership; BGC GP, LLC, a Delaware limited liability company; BGC Partners, Inc., a Delaware corporation (collectively with BGC Partners, L.P., BGC Holdings, LLC, BGC Holdings, L.P. and BGC GP, LLC, the “BGC Entities”); Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”); CF Group Management, Inc., a New York corporation (“CFGM”); and Howard W. Lutnick (collectively with the BGC Entities, CFLP and CFGM, the “Reporting Persons” and each, a “Reporting Person”).

Except as set forth in this Amendment, the Amended 13D is unmodified.

All capitalized terms used in this Amendment No. 8 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

1	Names of reporting persons. BGC Partners, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,487,691 shares of common stock reported outstanding as of December 2, 2014 in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

1	Names of reporting persons. BGC Holdings, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* OO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,487,691 shares of common stock reported outstanding as of December 2, 2014 in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

1	Names of reporting persons. BGC Holdings, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,487,691 shares of common stock reported outstanding as of December 2, 2014 in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

1	Names of reporting persons. BGC GP, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* OO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,487,691 shares of common stock reported outstanding as of December 2, 2014 in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

1	Names of reporting persons. BGC Partners, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* CO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,487,691 shares of common stock reported outstanding as of December 2, 2014 in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

1	Names of reporting persons. Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,487,691 shares of common stock reported outstanding as of December 2, 2014 in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

1	Names of reporting persons. CF Group Management, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* CO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,487,691 shares of common stock reported outstanding as of December 2, 2014 in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

1	Names of reporting persons. Howard W. Lutnick
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* IN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,487,691 shares of common stock reported outstanding as of December 2, 2014 in the proxy statement/prospectus filed on December 24, 2014 by CME Group Inc. pursuant to Rule 424(b)(3) under the U.S. Securities Act of 1933, as amended.

Items 1 through 9; Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

On January 13, 2015, BGC and the Purchaser delivered to GFI an offer letter, dated January 13, 2015 (the “Offer Letter”), together with a Tender Offer Agreement executed by BGC and the Purchaser (the “Tender Offer Agreement”), which GFI may countersign in accordance with the terms of the Offer Letter. The Offer Letter and the Tender Offer Agreement are attached as Exhibit (d)(1) and Exhibit (d)(2), respectively, to the Schedule TO. On January 14, 2015, BGC and the Purchaser issued a press release regarding the delivery of the Offer Letter and the executed Tender Offer Agreement to GFI. The full text of the press release is attached as Exhibit (a)(5)(K) to the Schedule TO and is incorporated herein by reference.

The Offer to Purchase is hereby amended and supplemented as follows:

1. The text under the heading “The Offer—Section 11—Background of the Offer; Other Transactions with GFI” is hereby amended and supplemented by adding the following new final paragraphs:

“On January 13, 2015, BGC and the Purchaser delivered to GFI an offer letter, dated January 13, 2015 (the “Offer Letter”), together with a Tender Offer Agreement executed by BGC and the Purchaser (the “Tender Offer Agreement”), which GFI may countersign in accordance with the terms of the Offer Letter. As previously disclosed, BGC has engaged in good-faith discussions with the GFI Special Committee for more than three months, and, in the course of those discussions, BGC believes that it has resolved and addressed each and every meaningful issue raised by the GFI Special Committee. The executed Offer Letter and Tender Offer Agreement are the results of those discussions, and, therefore, BGC believes that their terms constitute a “Superior Proposal” under the CME Merger Agreement.

“The Tender Offer Agreement provides that, once executed by GFI in accordance with the terms of the Offer Letter described below and in effect, BGC and Purchaser will amend the Offer so that the offer price will be increased to $5.60 per Share payable net to the seller in cash, without interest, and so that the conditions to the closing of the Offer are the ones set forth in the Tender Offer Agreement. Specifically, the conditions to closing of the Offer would be:

•	that the number of Shares validly tendered and not withdrawn before the expiration of the Offer together with the Shares then owned by the Purchaser and its subsidiaries, represents at least 45% of all then outstanding Shares;

•	that certain regulatory approvals continue to be in effect and have not been revoked, and any required approvals or waiting periods under certain foreign competition laws have expired or been terminated or obtained;

•	that there be no legal actions or other legal restraints to consummate the transactions contemplated by the Tender Offer Agreement;

•	that the representations and warranties of GFI, generally as qualified by a Material Adverse Effect standard defined in the Tender Offer Agreement, be accurate;

•	that GFI comply in all material respects with its obligations, agreements and covenants under the Tender Offer Agreement; and

•	that the Tender Offer Agreement has not been terminated.

“In addition, pursuant to the terms of the Tender Offer Agreement, GFI will covenant for the GFI Board to take the actions necessary such that the nominees of BGC will constitute at least two-thirds of the members of the GFI Board and all of the members of the controlling body of each subsidiary of GFI immediately after the consummation of the Offer.

“The Offer Letter is intended to provide assurance to the GFI Special Committee and the GFI Board that, as long as they effect the process set forth in the CME Merger Agreement to change their recommendation in favor of the Tender Offer Agreement, then BGC’s and Purchaser’s signature to the Tender Offer Agreement will remain in effect through the termination of the CME Merger Agreement. The Offer Letter therefore provides that, once the CME Merger Agreement is terminated (other than a termination due to a breach of GFI of its representations, warranties or covenants under the CME Merger Agreement), GFI may countersign the Tender Offer Agreement, at which time the Tender Offer Agreement will become effective. However, the Offer Letter will terminate, and GFI will no longer be able to countersign the Tender Offer Agreement, if, among other reasons, (i) the GFI Board fails to provide written notice to CME that it is prepared to effect a Change in Recommendation (as defined in the CME Merger Agreement) in accordance with the CME Merger Agreement on or prior to 8:00 p.m., Eastern Time, on January 19, 2015, (ii) the GFI Board fails to effect a Change in Recommendation in accordance with the CME Merger Agreement in favor of the Offer by public announcement on or prior to 8:00 p.m., Eastern Time, on January 24, 2015, or (iii) GFI fails to execute and deliver the Tender Offer Agreement within two business days following the earlier of (1) a qualifying termination of the CME Merger Agreement and (2) the GFI stockholders meeting at which the CME Merger Agreement is being voted on.”

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(K)	Text of press release issued by BGC Partners, Inc., dated January 14, 2015.

(d)(1)	Offer Letter from BGC Partners, Inc. and BGC Partners, L.P. to GFI Group Inc., dated January 13, 2015.

(d)(2)	Tender Offer Agreement executed and delivered by BGC Partners, Inc. and BGC Partners, L.P. (available to be countersigned by GFI Group Inc. pursuant to the terms of the Offer Letter, dated January 13, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2015

BGC PARTNERS, INC.

By:	/s/ Stephen M. Merkel
Name:	Stephen M. Merkel
Title:	Executive Vice President, General Counsel and Secretary

BGC PARTNERS, L.P.

By:	/s/ Stephen M. Merkel
Name:	Stephen M. Merkel
Title:	Executive Vice President, Chief Legal Officer and Secretary

BGC HOLDINGS, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC HOLDINGS, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC GP, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, Chief Executive Officer and Director

HOWARD W. LUTNICK

/s/ Howard W. Lutnick

EXHIBIT INDEX

(a)(1)(A)†	Offer to Purchase, dated October 22, 2014.

(a)(1)(B)†	Form of Letter of Transmittal, dated October 22, 2014.

(a)(1)(C)†	Form of Notice of Guaranteed Delivery, dated October 22, 2014.

(a)(1)(D)†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 22, 2014.

(a)(1)(E)†	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 22, 2014.

(a)(1)(F)†	Form of summary advertisement, dated October 22, 2014.

(a)(5)(A)†	Text of press release issued by BGC Partners, Inc., dated October 22, 2014.

(a)(5)(B)†	Text of press release issued by BGC Partners, Inc., dated November 6, 2014 (incorporated by reference to Exhibit 99.1 of BGC Partners, Inc.’s Current Report on Form 8-K filed with the SEC on November 6, 2014).

(a)(5)(C)†	Text of press release issued by BGC Partners, Inc., dated November 12, 2014.

(a)(5)(D)†	Text of press release issued by BGC Partners, Inc., dated November 19, 2014.

(a)(5)(E)†	Text of press release issued by BGC Partners, Inc., dated November 20, 2014.

(a)(5)(F)†	Text of press release issued by BGC Partners, Inc., dated December 9, 2014.

(a)(5)(G)†	Text of press release issued by BGC Partners, Inc., dated December 19, 2014.

(a)(5)(H)†	Text of press release issued by BGC Partners, Inc., dated January 7, 2015.

(a)(5)(I)†	Text of press release issued by BGC Partners, Inc., dated January 9, 2015.

(a)(5)(J)†	Text of press release issued by BGC Partners, Inc., dated January 9, 2015.

(a)(5)(K)	Text of press release issued by BGC Partners, Inc., dated January 14, 2015.

(d)(1)	Offer Letter from BGC Partners, Inc. and BGC Partners, L.P. to GFI Group Inc., dated January 13, 2015.

(d)(2)	Tender Offer Agreement executed and delivered by BGC Partners, Inc. and BGC Partners, L.P. (available to be countersigned by GFI Group Inc. pursuant to the terms of the Offer Letter, dated January 13, 2015).

†	Previously filed